

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 16, 2008

Mr. Jack L. Hollander, Senior Vice President
Atlas Resources Public #18 – 2008 Program
Atlas Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
2nd Floor
Moon Township, Pennsylvania 15108

> **Re: Atlas Resources Public #18 – 2008 Program**
> **Amendment No. 1 filed Registration Statement on Form S-1**
> **Filed June 27, 2008**
> **File No. 333-150925**

Dear Mr. Hollander:

We have reviewed your response letter dated June 27, 2008, and the amended filing, and we have the following comments. We have not completed the engineering review. We may issue additional comments, if any, under a separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed June 27, 2008

Atlas Resources, LLC Financial Statements

Note 1 – Nature of Operations, page F-14

Principles of consolidation, page F-14

1.   In your response to our prior comment 3 you state that your managing general partner is not required to fully consolidate the limited partnerships because the limited partners have substantive kick-out rights, and there are no barriers in the limited partnership agreements to prevent the limited partners from exercising these rights. The guidance of EITF 04-5 requires the general partner to consider not only barriers that may be explicitly found in the limited partnership agreements but also barriers that may exist in the external environment in which the limited partnerships operate; examples of some of the barriers the general partner should consider when determining whether the presumption of control is overcome are set forth in paragraph 7(b) of EITF 04-5. Please tell us how the managing general partner has overcome each of these barriers in reaching their conclusion that substantive kick out rights exist and that application of the proportionate consolidation method is appropriate.

2.   In your response to our prior comment 4 you state that the managing general partner does apply proportionate consolidation to interests in limited partnerships that exceed 50%, although you believe these partnerships are immaterial to managing general partner's financial statements. Please provide the quantitative and qualitative analysis that you performed and which you believe supports your view of immateriality. Please submit a schedule showing how each of the line items of managing general partner's financial statements would differ had they fully consolidated rather than proportionately consolidated its interests in these limited partnerships.

3.   Please note additional comments may follow with respect to the managing general partner's application of the proportionate consolidation method as it relates to the limited partnerships' assessment of impairment of long-lived assets.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding the accounting comments. Direct your questions regarding any engineering matters to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
        J. Gallagher
        R. Winfrey
        C. Moncada-Terry